Novartis AG
PO Box
CH 4002 Basel

US Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

February 1, 2023

Re:    Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Novartis AG has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on February 1, 2023.

Respectfully submitted,

Novartis AG

/s/ KAREN L. HALE	/s/ HARRY KIRSCH
Karen L. Hale	Harry Kirsch
Chief Legal Officer	Chief Financial Officer
of Novartis	of Novartis